UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                  (Amendment No. 1)*

                      Under the Securities Exchange Act of 1934

                      ALANCO ENVIRONMENTAL RESOURCES CORPORATION
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     011612-30-6
                                    (CUSIP Number)

                                Antonio A. Cabral, Jr.
                               Harbinger Capital, L.P.
                                 4635 Executive Drive
                                      Suite 740
                                 San Diego, CA 92121
                                    (619) 658-9039
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                     May 20, 1997
                            (Date of Event which Requires
                              Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [x].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     Page 1 of 28
                           Exhibit Index Located on Page 25


     CUSIP NO. 011612-30-6           SCHEDULE 13D                   Page 2 of 28







       1   Name of Reporting Person                     Harbinger Capital, L.P.

           IRS Identification No. of Above Person                    33-0576990

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY

       4   Source of Funds                                                   OO

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                      California

                          7    Sole Voting Power                              0

         NUMBER OF        8    Shared Voting Power                   7,455,720*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                         0
         REPORTING
        PERSON WITH      10    Shared Dispositive Power              7,455,720*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   7,455,720*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                [ ]

       13   Percent of Class Represented by Amount in Row 11              21.1%

       14   Type of Reporting Person                                         IA


     *   See Item 5 below


     CUSIP NO. 011612-30-6           SCHEDULE 13D                   Page 3 of 28







       1   Name of Reporting Person                      Antonio A. Cabral, Jr.

           IRS Identification No. of Above Person                           N/A

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY

       4   Source of Funds                                                   OO

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                   United States

                          7    Sole Voting Power                         14,000

         NUMBER OF        8    Shared Voting Power                   7,455,720*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    14,000
         REPORTING
        PERSON WITH      10    Shared Dispositive Power              7,455,720*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   7,469,720*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11             21.1%*

       14   Type of Reporting Person                                         IN


     *   See Item 5 below


     CUSIP NO. 011612-30-6           SCHEDULE 13D                   Page 4 of 28







       1   Name of Reporting Person                        Antonio Cabral Corp.

           IRS Identification No. of Above Person                    33-0576933

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY

       4   Source of Funds                                                   OO

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                              0

         NUMBER OF        8    Shared Voting Power                   7,455,720*
           SHARES
        BENEFICIALLY
        OWNED BY EACH     9    Sole Dispositive Power                         0
         REPORTING
        PERSON WITH      10    Shared Dispositive Power              7,455,720*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   7,455,720*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11              21.1*

       14   Type of Reporting Person                                         CO



     *   See Item 5 below


     CUSIP NO. 011612-30-6           SCHEDULE 13D                   Page 5 of 28







       1   Name of Reporting Person                    Harbinger Partners, L.P.

           IRS Identification No. of Above Person                    33-0567935

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                      California

                          7    Sole Voting Power                              0

         NUMBER OF        8    Shared Voting Power                   1,881,500*
           SHARES
        BENEFICIALLY
        OWNED BY EACH     9    Sole Dispositive Power                         0
         REPORTING
        PERSON WITH      10    Shared Dispositive Power              1,881,500*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,881,500*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11               5.3*

       14   Type of Reporting Person                                         PN



     *   See Item 5 below


     CUSIP NO. 011612-30-6           SCHEDULE 13D                   Page 6 of 28







       1   Name of Reporting Person                       The Athena Fund, Ltd.

           IRS Identification No. of Above Person                           N/A

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                  Cayman Islands

                          7    Sole Voting Power                             0
         NUMBER OF
          SHARES          8    Shared Voting Power                   3,297,420*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                         0
         REPORTING
        PERSON WITH      10    Shared Dispositive Power              3,297,420*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,297,420*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11               9.3*

       14   Type of Reporting Person                                         OO


     *   See Item 5 below


     CUSIP NO. 011612-30-6           SCHEDULE 13D                   Page 7 of 28







       1   Name of Reporting Person                            Peter A. Feinman

           IRS Identification No. of Above Person                   ###-##-####

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY

       4   Source of Funds                                                   PF

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                   United States

                          7    Sole Voting Power                       130,000*

         NUMBER OF        8    Shared Voting Power                       2,000*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                  130,000*
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                  2,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     132,000*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                [ ]

       13   Percent of Class Represented by Amount in Row 11               0.4*

       14   Type of Reporting Person                                         IN


     *   See Item 5 below


     CUSIP NO. 011612-30-6           SCHEDULE 13D                   Page 8 of 28







       1   Name of Reporting Person                            Dr. Deborah Ross

           IRS Identification No. of Above Person                   ###-##-####

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY

       4   Source of Funds                                                   PF

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                   United States

                          7    Sole Voting Power                       218,600*

         NUMBER OF        8    Shared Voting Power                            0
           SHARES
        BENEFICIALLY
        OWNED BY EACH     9    Sole Dispositive Power                  218,600*
         REPORTING
        PERSON WITH      10    Shared Dispositive Power                       0


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     218,600*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11               0.6*

       14   Type of Reporting Person                                         IN



     *   See Item 5 below


     CUSIP NO. 011612-30-6           SCHEDULE 13D                   Page 9 of 28







       1   Name of Reporting Person                                 Betty Brown

           IRS Identification No. of Above Person                           N/A

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY

       4   Source of Funds                                                   PF

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                          Canada

                          7    Sole Voting Power                       110,000*

         NUMBER OF        8    Shared Voting Power                            0
           SHARES
        BENEFICIALLY
        OWNED BY EACH     9    Sole Dispositive Power                  110,000*
         REPORTING
        PERSON WITH      10    Shared Dispositive Power                       0


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     110,000*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11               0.3*

       14   Type of Reporting Person                                         IN



     *   See Item 5 below


     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 10 of 28








       1   Name of Reporting Person                      264646 Alberta Limited

           IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                      (b) [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   OO

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                          Canada

                          7    Sole Voting Power                              0
         NUMBER OF
          SHARES          8    Shared Voting Power                         359*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                         0
        PERSON WITH
                         10    Shared Dispositive Power                    359*


       11   Aggregate Amount Beneficially Owned by Each Reporting Person   359*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              0.0%*

       14   Type of Reporting Person                                         CO


     *   See Item 5 below


     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 11 of 28







       1   Name of Reporting Person                                   Vic Walls

           IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY

       4   Source of Funds                                                   OO

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                          Canada

                          7    Sole Voting Power                       234,359*
         NUMBER OF
          SHARES          8    Shared Voting Power                            0
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                  234,359*
         REPORTING
        PERSON WITH      10    Shared Dispositive Power                       0


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     234,359*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                [ ]

       13   Percent of Class Represented by Amount in Row 11               0.7*

       14   Type of Reporting Person                                         IN


     *   See Item 5 below


     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 12 of 28







       1   Name of Reporting Person                               Marvin Landau

           IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY

       4   Source of Funds                                                   PF

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                   United States

                          7    Sole Voting Power                       113,000*
         NUMBER OF
          SHARES          8    Shared Voting Power                            0
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                  113,000*
         REPORTING
        PERSON WITH      10    Shared Dispositive Power                       0


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     113,000*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11               0.3*

       14   Type of Reporting Person                                         IN


     *   See Item 5 below


     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 13 of 28







       1   Name of Reporting Person                             Dr. James Felix

           IRS Identification No. of Above Person                    299-30-397

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY

       4   Source of Funds                                                   PF

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                   United States

                          7    Sole Voting Power                        86,200*
         NUMBER OF
          SHARES          8    Shared Voting Power                            0
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   86,200*
         REPORTING
        PERSON WITH      10    Shared Dispositive Power                       0


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                      86,200*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                [ ]

       13   Percent of Class Represented by Amount in Row 11               0.2*

       14   Type of Reporting Person                                         IN


     *   See Item 5 below


     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 14 of 28







       1   Name of Reporting Person                                John Thomsen

           IRS Identification No. of Above Person                   ###-##-####

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY

       4   Source of Funds                                                   OO

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                   United States

                          7    Sole Voting Power                       230,000*
         NUMBER OF
          SHARES          8    Shared Voting Power                            0
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                  230,000*
         REPORTING
        PERSON WITH      10    Shared Dispositive Power                       0


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     230,000*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                [ ]

       13   Percent of Class Represented by Amount in Row 11               0.7*

       14   Type of Reporting Person                                         IN


     *   See Item 5 below


     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 15 of 28








       1   Name of Reporting Person                             Dr. Logan Roots

           IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY

       4   Source of Funds                                                   PF

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                   United States

                          7    Sole Voting Power                       227,800*
         NUMBER OF
          SHARES          8    Shared Voting Power                            0
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                  227,800*
        PERSON WITH
                         10    Shared Dispositive Power                       0

       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     227,800*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                [ ]

       13   Percent of Class Represented by Amount in Row 11               0.6*

       14   Type of Reporting Person                                         IN


     *   See Item 5 below


     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 16 of 28








       1   Name of Reporting Person                           Chris L. Thollaug

           IRS Identification No. of Above Person                   ###-##-####

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY

       4   Source of Funds                                                   PF

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                   United States

                          7    Sole Voting Power                       143,500*
         NUMBER OF
          SHARES          8    Shared Voting Power                            0
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                  143,500*
        PERSON WITH
                         10    Shared Dispositive Power                       0


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     143,500*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                [ ]

       13   Percent of Class Represented by Amount in Row 11               0.4*

       14   Type of Reporting Person                                         IN



     *   See Item 5 below



     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 17 of 28

             Harbinger Capital Management, L.P. hereby amends and restates, as set forth below, its Statement on Schedule 13D filed on April 17, 1997 (the "Statement") relating to the Common Stock of Alanco Environmental Resources Corporation.

             Item 1.  Security and Issuer

             This Schedule 13D relates to shares of Common Stock (the "Common Stock") of Alanco Environmental Resources Corporation, an Arizona corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 15900 North 78th Street, Suite 101, Scottsdale, Arizona 85269.

             Item 2. Identity and Background

             (a)(b)(c) This Amendment No. 1 to Schedule 13D is filed on behalf of Antonio Cabral Corp. (f/k/a Lyons Capital, Inc.), a California corporation ("Cabral Corp"), Harbinger Capital, L.P. (f/k/a Lyons Capital Partners, L.P.), a California limited partnership ("Capital"); Antonio A. Cabral, Jr. ("Cabral"); Harbinger Partners, L.P., a California limited partnership ("Partners"); The Athena Fund, Ltd., a Cayman Islands company ("Athena"), Peter Feinman ("Feinman"), Dr. Deborah Ross ("Ross"), Betty Brown ("Brown"), Vic Walls,("Walls"), 264646 Alberta Limited ("264646"), Marvin Landau ("Landau"), Dr. James Felix ("Felix"), John Thomsen ("Thomsen"), Dr. Logan Roots ("Roots") and Christopher L. Thollaug ("Thollaug") (collectively, the "Reporting Persons".) The Reporting Persons exclusive of 264646 shall be defined as the "Group Members."

             Cabral is the sole shareholder, sole director, Chief Executive Officer, Secretary and Chief Financial Officer of Cabral Corp. Cabral Corp.'s only business is acting as the sole general partner of Capital. Capital is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. Its sole business is to act as the sole general partner of Partners and as investment adviser to various managed accounts. Partners is a California limited partnership whose principal business is investing in securities. The principal business address of Cabral, Cabral Corp, Capital and Partners is 4365 Executive Drive, Suite 740, San Diego, California 92121.

             Athena is a Cayman Islands-based company whose sole business is investing in securities. The principal business office of Athena is British American Center, First Floor, Dr. Roy's Drive, P.O. Box 2003, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

             Feinman is an individual investor and his principal business address is c/o PAF Capital Management is 2000 Broadway, Suite 311, San Francisco, California 94115.



     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 18 of 28

             Ross is employed as a clinical psychologist and her principal business address is 19845 Skyline Boulevard, Los Gatos, California 95030.

             Brown is a housewife residing at 7061 Fielding Avenue, Halifax, Novascotia, Canada B3L2H1.

             264646 Alberta Ltd. is a corporation organized in Alberta, Canada that holds assets of Messrs. Walls and Chappell and is principally located at 3 McConnell Close, Red Deer, Alberta, Canada T4N1J7.

             Walls is employed in the paving industry and his principal business address is c/o Border Paving Ltd., 6711 Golden West Avenue, Red Deer, Alberta, Canada T4P1A7.

             Landau is employed as a marketing consultant and his principal business address is c/o Marketing Consultants, 4453 Haskell Avenue, Encino, California 91438.

             Felix is employed as a periodontist and his principal business address is c/o Periodontics and Oral Diagnosis, Inc., 484 South Miller road, Akron, Ohio 44333-4119.

             Thomsen is employed as a real estate developer and his principal business address is 16826 North 60th Place, Scottsdale, Arizona 86264.

             Roots is employed as a medical doctor and his principal business address is 3920 Old Santa Fe Trail, Santa Fe, New Mexico 87505-4538.

             Thollaug is self employed as a management and computer systems consultant and his principal business address is P.O. Box 371018, Montara, California 94037.

             (d)(e) None of the Reporting Persons has been convicted, during the past five years, of any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) See item 6 of the cover pages incorporated herein by reference.



     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 19 of 28

             Item 3. Source and Amount of Funds or Other Consideration

                                                            Aggregate
              Reporting Persons     Source of Funds       Purchase Price

              Partners, Athena,     Working Capital and    $16,024,951
              Capital and Cabral    Managed Accounts
              Corp.

              Cabral                Personal Funds             $22,968

              Feinman               Personal Funds            $297,000

              Ross                  Personal Funds            $464,650

              Brown                 Personal Funds            $439,740

              264646                Working Capital               $502

              Walls                 Share Exchange and        $270,504
                                    Personal Funds

              Landau                Personal Funds             $94,850 <F1>

              Felix                 Personal Funds            $114,203 <F2>

              Thomsen               Share Exchange and        $322,000
                                    Personal Funds

              Roots                 Personal Funds            $379,100

              Thollaug              Personal Funds            $348,705


             Except as indicated below, the Common Stock held by the Reporting Persons was purchased in open market transactions at the then fair market value of the Common Stock.

             Athena purchased 250,000 of its shares of Common Stock in a private placement.

             264646, owned by Walls and Doug Chappell, received 800,000 shares of the Common Stock and Thomsen received 400,000 shares of the Common Stock pursuant to a certain stock purchase agreement whereby Walls, Chappel and Thomsen sold their interest in Fry Guy, Inc. to Amarante Inc., an overseas corporation. 799,641 shares of Common Stock owned by 264646 were distributed to its shareholders Walls and Chappel. In


<F1>      50,000 shares of Common Stock owned by Landau were purchased on the open Market for an aggregate of $94,850 and the remaining 63,000 shares were purchased in numerous transactions on the open market at the then fair market value of the Common Stock.

<F2>      10,000 shares of Common Stock owned by Felix were purchased on the open Market for an aggregate of $19,577; 45,400 shares of Common Stock owned by Felix were purchased on the open market for an aggregate of $94,262 and the remaining 31,800 shares were purchased in numerous transactions on the open market at the then fair market value of the Common Stock.
/TABLE

     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 20 of 28

             addition, Thomsen and Walls have purchased and sold shares of the Common Stock on the open market.

             Item 4. Purpose of Transaction.

             The Reporting Persons acquired and hold the Common Stock for investment purposes in the ordinary course of the Reporting Persons' business or investment activities, as applicable. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they beneficially own.

             Several of the Group Members have communicated with the Issuer concerning a range of issues they believe could favorably affect both management focus and shareholder value, and may continue such communications. The Group Members intend to demand that the Issuer call a special meeting of the shareholders of the Issuer for the purpose of holding an election of the Board of Directors.

             Item 5. Interest in Securities of the Issuer

             (a), (b) According to the Issuer's most-recent Form 10-Q, there were 35,346,527 shares of Common Stock issued and outstanding as of May 7, 1997. Based on such information, after taking into account the transactions described in
             Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:

                                          Shares of
                                           Common           Percentage
              Group Member               Stock Owned           Owned

              Partners                   1,881,500             5.3%

              Athena                     3,297,420             9.3%

              Accounts Managed by        2,276,800             6.4%
              Capital

              Cabral                        14,000             0.0%

              Peter Feinman                132,000             0.4%

              Ross                         218,600             0.3%

              Brown                        110,000             0.6%

              Walls                        234,000             0.7%

              Landau                       113,000             0.3%

              Felix                         85,800             0.2%

              Thomsen                      230,000             0.7%



     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 21 of 28


              Roots                        225,000             0.6%

              Thollaug                     143,500             0.4%

                      Total              8,962,379            25.3%
                                         =========            ----=

             Pursuant to the Agreements of Limited Partnership of Partners and Fairbanks and certain Investment Management Agreements between Capital, as investment adviser, and Athena and the other accounts managed by Capital, voting and investment power concerning such shares are held solely by Capital.

             Of the 130,000 shares owned by Feinman, 25,000 shares are held in his Bear, Stearns Individual Retirement Account and 2,000 shares are owned by Ellen Feinman and held in the name of her Bear Stearns Individual Retirement Account. Peter Feinman holds sole voting power and sole dispositive power over the shares owned by him and pursuant to an agreement with Ellen Feinman, controls the voting power and dispositive power over the shares owned by Ellen Feinman.

             Of the 218,600 shares owned by Ross, 4,150 shares are held in the name of Resources Trust, Trustee for the Benefit of Deborah Ross and 4,450 shares are held in the name of the Resources Trust Money Purchase Plan. Ross holds sole voting power and sole dispositive power over all such shares.

             Of the 234,359 shares owned by Walls, 359 shares are held in the name of 264646 Alberta Limited, a Canadian corporation, of which Walls serves as the president and sole director. Walls holds sole voting power and sole dispositive power over all of such shares.

             Of the 113,000 shares owned by Landau, 37,800 shares are held in the name of the Marketing Consultant's Retirement Plan. Landau holds sole voting power and sole dispositive power over all such shares.

             Of the 86,200 shares owned by Felix, 29,000 shares are held jointly in the name of James and Judith Felix and 1,800 shares are held in the James E. Felix Individual Retirement Account. In addition, 10,000 and 45,000 shares, respectively, are held by National City Bank-Akron, Custodian of Record-Pat Allen, for the benefit of certain of Felix' employees and in a separate employee profit sharing plan for Felix' benefit. Felix holds sole voting power and sole dispositive power over all such shares.

             The 143,000 shares owned by Thollaug are held jointly with Suzanne L. Stephanik. Thollaug holds sole voting power and sole dispositive power over all such shares.

             (c) During the last 60 days, none of the Reporting Persons has purchased any shares of the Common Stock on the open market except as follows:



     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 22 of 28

             1. On May 1, 1997, Thomsen sold 3,000 shares of Common Stock for an aggregate of $3,187.50 or $1.0625 per share.

             2. On April 25, 1997, Walls purchased 64,670 shares of Common Stock for an aggregate purchase price of $74,758.52 or $1.156 per share.

             3. On April 28, 1997, Walls purchased 14,500 shares of the Common Stock for an aggregate purchase price of $16,762 or $1.156 per share.

             4. On April 29, 1997, Walls purchased 4,500 shares of Common Stock for an aggregate purchase price of $5,202 or $1.156 per share.

             Item 6. Contracts, Arrangements, Understandings or
                     Relationships with Respect to Securities of the Issuer

             The Group Members have entered into an agreement to demand that the Issuer call a special meeting of the shareholders of the Issuer for the purpose of electing a new Board of Directors.

             Item 7. Material to be Filed as Exhibits

             Exhibit A       Joint Filing Undertaking.
             Exhibit B       Demand for Special Meeting



     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 23 of 28

                                       Signatures

             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  May 19, 1997.



             THE ATHENA FUND                   HARBINGER CAPITAL, L.P.


             By:/s/ Antonio A. Cabral, Jr.     By:/s/ Antonio A. Cabral, Jr.
                __________________________        __________________________
                Antonio A. Cabral, Jr.            Antonio A. Cabral, Jr.
                Attorney in Fact                  Attorney in Fact


             ANTONIO CABRAL CORP.              HARBINGER PARTNERS, L.P.


             By:/s/ Antonio A. Cabral, Jr.     By:/s/ Antonio A. Cabral, Jr.
                __________________________        __________________________
                Antonio A. Cabral, Jr.            Antonio A. Cabral, Jr.
                President                         Attorney in Fact


             264646 ALBERTA LIMITED


             By:/s/ Vic Walls                  /s/ Antonio A. Cabral, Jr.
                __________________________     _____________________________
                Vic Walls, President           ANTONIO A. CABRAL, JR.



             /s/ Peter A. Feinman              /s/ Logan Roots
             ______________________________    _____________________________
             PETER A. FEINMAN                  LOGAN ROOTS



             /s/ Deborah Ross                  /s/ Betty Brown
             ______________________________    _____________________________
             DEBORAH ROSS                      BETTY BROWN



             /s/ James Felix                   /s/ Vic Walls
             ______________________________    _____________________________
             JAMES FELIX                       VIC WALLS



     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 24 of 28



             /s/ Marvin Landau                 /s/ Christopher L. Thollaug
             ______________________________    _____________________________
             MARVIN LANDAU                     CHRISTOPHER L. THOLLAUG



             /s/ John Thomsen
             ______________________________
             JOHN THOMSEN



     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 25 of 28

                                     EXHIBIT INDEX



             Exhibit A          Joint Filing Undertaking           Page 26
             Exhibit B         Demand for Special Meeting          Page 27



     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 26 of 28

                                JOINT FILING UNDERTAKING

                     The undersigned, being duly authorized thereunto,
             hereby execute this agreement as an exhibit to Amendment No. 1 to Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

             DATED:  May 19, 1997.

             THE ATHENA FUND                   HARBINGER CAPITAL, L.P.

             By:/s/ Antonio A. Cabral, Jr.     By:/s/ Antonio A. Cabral, Jr.
                __________________________        __________________________
                Antonio A. Cabral, Jr.            Antonio A. Cabral, Jr.
                Attorney in Fact                  Attorney in Fact

             ANTONIO CABRAL CORP.              HARBINGER PARTNERS, L.P.

             By:/s/ Antonio A. Cabral, Jr.     By:/s/ Antonio A. Cabral, Jr.
                __________________________        __________________________
                Antonio A. Cabral, Jr.            Antonio A. Cabral, Jr.
                President                         Attorney in Fact

             264646 ALBERTA LIMITED

             By:/s/ Vic Walls                  /s/ Antonio A. Cabral, Jr.
                __________________________     _____________________________
                Vic Walls, President           ANTONIO A. CABRAL, JR.


             /s/ Peter A. Feinman              /s/ Logan Roots
             ______________________________    _____________________________
             PETER A. FEINMAN                  LOGAN ROOTS


             /s/ Deborah Ross                  /s/ Betty Brown
             ______________________________    _____________________________
             DEBORAH ROSS                      BETTY BROWN


             /s/ James Felix                   /s/ Vic Walls
             ______________________________    _____________________________
             JAMES FELIX                       VIC WALLS


             /s/ Marvin Landau                 /s/ Christopher L. Thollaug
             ______________________________    _____________________________
             MARVIN LANDAU                     CHRISTOPHER L. THOLLAUG


             /s/ John Thomsen
             ______________________________
             JOHN THOMSEN



     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 27 of 28



                                         EXHIBIT B



                                        May 20, 1997



             Mr. Edward Maley, President
             Ms. Cindy Castellano, Corporate Secretary
             Alanco Environmental Resources Corporation
             15900 N. 78th Street, Suite 101
             Scottsdale, AZ 85269

             Dear Mr. Maley and Ms. Castellano:

                     On behalf of myself and the other shareholders listed on
             the attached page, we hereby exercise our collective shareholder right to demand that Alanco Environmental Resources Corporation hold a special meeting of shareholders as soon as possible for the purpose of conducting an election of the entire Board of Directors.

                                           Sincerely,


                                           /s/ Antonio A. Cabral, Jr.
                                           Antonio A. Cabral Jr.


             cc: Mark Whatley, Esq.
                 Paul Reiner, Esq.



     CUSIP NO. 011612-30-6           SCHEDULE 13D                  Page 28 of 28





                                                        Shares
              Shareholder                             Controlled

              Harbinger Capital, L.P.                  2,276,800
              The Athena Fund, Ltd.                    3,297,420
              Harbinger Partners, L.P.                 1,881,500
              Bobby Cabral                                14,000
              Peter A. Feinman                           132,000
              Chris L. Thollaug                          143,500
              Dr. Deborah Ross                           218,600
              Betty Brown                                110,000
              Vic Walls                                  234,359
              Marvin Landau                              113,000
              Dr. James Felix                             86,200
              John Thomsen                               230,000
              Dr. Logan Roots                            225,000
                                     TOTAL:            8,962,379